UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 27, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hooper Holmes, Inc.

File No. 001-09972 - CF#31177

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Hooper Holmes, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 15, 2014, as amended on June 23, 2014.

Based on representations by Hooper Holmes, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

   Exhibit 10.1   through   April 16, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Kevin M. O'Neill
        Deputy Secretary